Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to Shareholders or any other persons to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

ANNOUNCEMENT REGARDING

TERMINATION OF

AMERICAN DEPOSITORY SHARES PROGRAMME

AND RELATED MATTERS

Graphex Group Limited (the “Company”) hereby announces the voluntarily termination of its sponsored American Depositary Shares (“ADSs”) programme in the United States of America (“United States” or “U.S.”). The ADSs are currently being traded on the OTC Expert Market operated by the OTC Markets Group, Inc. under the trading symbol “GRFXY”.

The Company first commenced its ADS programme in the United States in 2020 with admission for trading of the ADSs on OTCQX market operated by the OTC Markets Group on 15 October 2020 with each ADS representing 20 ordinary shares of the Company with a par value of HK$0.01 each after giving effect to the Company’s. During August 2022, the Company completed a public offering 5,400,000 ADSs and the ADSs traded on the NYSE American LLC stock exchange. On 26 March 2025, the Company effected a share consolidation on the basis of 5 then existing ordinary shares with a par value of HK$0.001 each to be consolidated into 1 consolidated share with a par value of HK$0.05 each (the “Ordinary Share”). On 15 May 2025, the NYSE American LLC stock exchange suspended trading of and on 23 May 2025 the ADSs were delisted from the NYSE American LLC. Currently, the ADSs are being traded on the OTC Expert Market with each ADS representing 20 Ordinary Shares.

The reasons for terminating the sponsored ADS programme was based on an evaluation of a number of considerations, including but not limited to, the following: the small percentage of the Ordinary Shares represented by ADSs as compared to the total number of Ordinary Shares and the total share capital of the Company, the relatively limited trading volume of the ADSs as compared to the trading volume of the Ordinary Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), the Stock Exchange is expected to provide access to satisfy the Company’s fundraising requirements and global investment.

On 10 April 2026, the Company provided a notice to The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”) to initiate the termination of the deposit agreement among the Company, the Depositary and owners of the ADSs (the “Deposit Agreement”). Under the Deposit Agreement, the Depositary will disseminate a notice of termination to the owners of all ADSs then outstanding setting a date for termination (the “Termination Date”), which shall be at least 90 days after the date of that notice, and the Deposit Agreement shall terminate on that Termination Date. The Depositary has on 16 April 2026 disseminated the notice of termination to the owners of all ADSs and the Termination Date will be on 14 July 2026 (with effect at 5:00 p.m. U.S. Eastern Time). Until the Termination Date, holders of the ADSs may continue to exchange their ADSs for the Ordinary Shares. After the Termination Date, the Depositary is expected to sell the ADSs that remain outstanding and distribute the net proceeds after expenses in accordance with the terms of the Deposit Agreement.

The Company will maintain the listing and trading of its Ordinary Shares on the Stock Exchange HKSE: 6128 after the termination of its ADS programme. The Company expects to continue to publish in English on its website the material information that it makes public in Hong Kong, including its announcements with the Stock Exchange

The Company would like to extend its thanks to investors for their continuing support and attention to the Company. The Company will handle relevant matters properly by following the principle of protecting the interests of investors.

FORWARD LOOKING STATEMENT

This announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

The information in this Announcement is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

WARNING

Shareholders and potential investors of securities of the Company are advised to act with due care in trading securities of the Company.

By order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 17 April 2026

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross, Mr. Qiu Bin and Mr. Zhao Aiyong; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Mr. Liu Kwong Sang and Mr. Ren Chunyu.

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